SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

PRGX Global, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69357C503

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

Cusip No. 69357C503	Schedule 13G	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,178,173
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,178,173
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON* PN

Cusip No. 69357C503	Schedule 13G	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,178,173
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,178,173
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON* IA

Cusip No. 69357C503	Schedule 13G	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 175,644
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 175,644
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON* BD

Cusip No. 69357C503	Schedule 13G	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,353,817
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,353,817
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON* IN

Cusip No. 69357C503	Schedule 13G	Page 6 of 10

Item 1(a).	Name of Issuer:

PRGX Global, Inc., a Georgia corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

600 Galleria Parkway, Suite 100
Atlanta, GA 30339-5986

Item 2(a).	Name of Person Filing:

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BPOF”)
B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”)
B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)
Bryant R. Riley (“Mr. Riley”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of BPOF, BRCM, BRC and Mr. Riley is:
11100 Santa Monica Blvd. Suite 800
Los Angeles, CA 90025

Item 2(c).	Citizenship:

The citizenship of each of BPOF and BRC is Delaware.
The citizenship of each of BRCM is New York.
The citizenship of Mr. Riley is the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Common Stock”)

Item 2(e).	CUSIP Number:

69357C503

Cusip No. 69357C503	Schedule 13G	Page 7 of 10

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Cusip No. 69357C503	Schedule 13G	Page 8 of 10

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2015, BPOF beneficially owned 1,178,173 shares of Common Stock. BRCM, as the investment advisor and general partner of BPOF, may be deemed to beneficially own the 1,178,173 shares of Common Stock directly owned by BPOF. Mr. Riley, as Chairman of BRCM and Portfolio Manager of BPOF, may be deemed to beneficially own the 1,178,173 shares of Common Stock directly owned by BRCM.

As of the close of business on December 31, 2015, BRC beneficially owned 175,644 shares of Common Stock. Mr. Riley, as the Chairman of BRC, may be deemed to beneficially own the 175,644 shares of Common Stock directly owned by BRC.

By virtue of his relationships with BPOF, BRCM and BRC discussed above, Mr. Riley may also be deemed to beneficially own the 1,178,173 shares of Common Stock beneficially owned by BPOF, the 1,178,173 shares of Common Stock beneficially owned by BRCM and the 175,644 shares of Common Stock beneficially owned by BRC.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of class:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 22,859,734 shares of Common Stock as reported in the Issuer’s Form 10-Q for the quarterly period ending September 30, 2015 as filed with the SEC on November 6, 2015.

As of the close of business on December 31, 2015, BPOF and BRCM beneficially owned directly 1,178,173 Shares and BRC beneficially owned directly 175,644 Shares, constituting approximately 5.2% and less than 1% respectively, of the Shares outstanding.

BRCM, as the investment manager and general partner of BPOF may be deemed to beneficially own the 1,178,173 Shares directly beneficially owned in the aggregate by BPOF, constituting approximately 5.2% of the Shares outstanding.

Mr. Riley, as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM and the Chairman of BRC, may be deemed to beneficially own the 1,353,817 Shares beneficially owned in the aggregate by BPOF, BRCM and BRC constituting approximately 5.9% of the Shares outstanding.

Cusip No. 69357C503	Schedule 13G	Page 9 of 10

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

	(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

	(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

	(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 69357C503	Schedule 13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016	BRC PARTNERS OPPORTUNITY FUND, LP

	By:	B. Riley Capital Management, LLC,
its General Partner

	By:	/s/ Bryant R.Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

BRYANT RILEY

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley